UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Nortek, Inc.

(Name of Subject Company)

Nevada Corp.

(Offeror)

an indirect wholly owned subsidiary of

Melrose Industries PLC

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

656559309

(Cusip Number of Class of Securities)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Eric M. Swedenburg Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-63954 Telephone: 1-212-455-2000	Adam Signy Simpson Thacher & Bartlett LLP CityPoint, One Ropemaker Street London, EC2Y 9HU, United Kingdom Telephone: +44-207-275-6500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,480,815,338.00	$149,118.11

*

Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying the offer price of $86.00 per share by 17,218,783, which is the sum of (i) 16,008,461, the number of outstanding shares of Nortek, Inc. common stock (excluding shares of restricted stock), (ii) 906,581, the number of shares issuable pursuant to outstanding options with an exercise price less than the offer price, and (iii) 303,741, the number of shares of restricted stock. The foregoing share figures have been provided by the issuer to the offerors and are as of July 5, 2016 the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒

Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $149,118.11	Filing Party: Melrose Industries PLC
Form or Registration No.: Schedule TO	Date Filed: July 8, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issue tender offer subject to Rule 13e-4

☐            going-private transaction subject to Rule 13e-3

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any previous or subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on July 8, 2016 by Nevada Corp., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Melrose Industries PLC (“Parent”), a public limited company incorporated under the laws of the United Kingdom and registered in England and Wales with registered number 9800044, in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Nortek, Inc. (the “Company”), a Delaware corporation, at a price of $86.00 per Share, in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions described in the offer to purchase, dated July 8, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are included as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO, is hereby expressly incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 4 and 11.  Terms of the Transaction and Additional Information.

Items 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following at the end of Section 15—“Conditions to the Offer” of the Offer to Purchase:

“On August 9, 2016, Parent issued a press release, a copy of which is filed as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference, announcing that the Rights Admission has occurred. Therefore, the Rights Issue Listing Condition has been satisfied.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(iii)	Press Release issued by Melrose Industries PLC on August 9, 2016.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2016

NEVADA CORP.

By:	/s/ Matthew Nozemack
	Name:	Matthew Nozemack
	Title:	Vice President and Secretary

MELROSE INDUSTRIES PLC

By:	/s/ Christopher Miller
	Name:	Christopher Miller
	Title:	Chairman

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